ONEPOWER SYSTEMS LTD.

Ain El-Mraisseh

73 Bliss Street, Qoreitem Bldg, 3rd floor

Beirut-Lebanon

Telephone: 1-844-209-3225

August 26, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Jennifer Thompson, Accounting Branch Chief

Dear Madam:

Re:	OnePower Systems Ltd.
Form 10-K for the Fiscal Year Ended November 30, 2015
Filed March 2, 2016
Amendment 1 to Form 10-K for the Fiscal Year Ended November 30, 2015
Filed August 22, 2016
File No. 333-185176

We have received your letter dated August 25, 2016 containing comments concerning our Annual Report on Form 10-K for the fiscal year ended November 30, 2015 and our Amendment 1 to Form 10-K for the Fiscal Year Ended November 30, 2015. We have filed an amended Annual Report herewith and respond to those comments as follows:

Form 10-K for the Fiscal Year Ended November 30, 2015

Financial Statements, page 11

1. We have reviewed your response to comment 1 and Amendment 1 of Form 10-K filed on August 22, 2016. Your response states that audit opinions for both years are presented in the amended Form 10-K; however, you did not present an audit report for the year ended November 30, 2014. The inclusion of a letter from your former auditor, Kyle L. Tingle, CPA, LLC, consenting to the inclusion of his audit report does not satisfy the requirements of Rules 2-02 and 8-02 of Regulation S-X. Please amend your filing to provide audit opinions for both years presented in your financial statements.

We have filed an amended Annual Report on Form 10-K that contains a revised audit report that provides audit opinions for both years presented in our financial statements.

Amendment #1 to Form 10-K for the Fiscal Year Ended November 30, 2015

Report of Independent Registered Public Accounting Firm, page F-1

2. We note that the date of the audit report issued by K.R. Margetson Ltd. for the year ended November 30, 2015 changed from February 29, 2016 to August 18, 2016. Please confirm to us that K.R. Margetson Ltd. issued you a new opinion dated August 18, 2016, and briefly tell us why the opinion date was revised.

We have corrected the date of audit report issued by K.R. Margetson Ltd. For the year ended November 30, 2015 and confirm the correct date is February 29, 2016, not August 18, 2016. K.R. Margetson has not provided us with a new opinion.

We hereby acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Soha Hamdan
OnePower Systems Ltd.
Soha Hamdan, President